Filed by FedEx Corporation Pursuant to Rule 425
                                                under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14d-9 under
                                             the Securities Exchange Act of 1934

                                Subject Company:American Freightways Corporation
                                                   Commission File No. 000-17570

                                                         Date: November 13, 2000


Media Contact:    Shirlee M. Clark
                  901-818-7463

Investor Contact: J. H. Clippard Jr.
                  901-818-7468
                                                           FOR IMMEDIATE RELEASE

              FedEx Acquires American Freightways to Extend Reach
                    In Fast-Growing Regional Freight Market

       American Freightways And Viking Freight Create New LTL Powerhouse

MEMPHIS, Tenn., Nov. 13, 2000 - FedEx Corporation (NYSE: FDX) and regional freight carrier American Freightways Corporation (Nasdaq: AFWY) today jointly announced an agreement for FedEx to acquire American Freightways for $28.13 per share, or approximately $1.2 billion, including assumed debt, payable in cash and FedEx stock. This transaction will be immediately accretive to FedEx earnings.

The acquisition will allow FedEx Corp., also the parent company of Viking Freight, to extend its reach by expanding its reliable, next-day regional less-than-truckload (LTL) freight service with all-points coverage in 48 states. The joint revenues of American Freightways and Viking will create the second-largest regional LTL freight unit in the United States with revenue of more than $1.6 billion.

Leveraging 'A Perfect Strategic Fit'

"This acquisition is a perfect strategic fit that will give FedEx a unique competitive advantage, generating incremental volume and revenue that neither business could capture as a stand-alone," said Frederick W. Smith, Chairman, President and Chief Executive Officer of FedEx Corp. "These two networks complement each other geographically, matching Viking's leadership in the West with American Freightways' strong presence throughout the Midwest, South and Northeast. Extending our FedEx network also gives our customers just what they need in today's high-speed, high-tech New Economy--greater choice and flexibility in creating complete supply chain solutions. Plus, it's a great fit for our people, who absolutely, positively provide the industry's most reliable customer service.

"The American Freightways acquisition also fits into the FedEx business strategy, with companies that operate independently, focused on distinct market segments, yet compete collectively as a single-source provider for all transportation, logistics and e-commerce needs," Smith added. "We believe this business model offers superior benefits, without the inherent trade-offs of a one-size-fits-all approach. Our complete portfolio of independent FedEx networks powerfully demonstrates that the whole is greater than the sum of its parts."

Creating a Competitive Service Advantage

The primary focus of this new FedEx LTL freight group is on intra-regional transportation, with day-definite delivery in one to two business days; however, customer shipments may also move across regions between the two networks. Shipments originating with either American Freightways (AF) or Viking will move anywhere in the country in up to four days as information systems become integrated. That represents a competitive edge over national long-haul LTL carriers, which typically take five to seven days to move freight across the country. In addition, AF and Viking will offer distinct advantages over stand-alone regional LTL companies, with direct pickup and delivery, wider geographic coverage and greater market density.

Each company's sales team will sell bundled multi-regional LTL services. Over time, the entire FedEx sales force will also be trained to cross-sell LTL services to FedEx Express and FedEx Ground customers, which should generate incremental volume and revenue in other FedEx transportation segments.

Viking and AF domestic service areas overlap only in Alaska, Arizona, Colorado, Hawaii and New Mexico, and in Calexico, Calif., and El Paso, Texas. Neither company currently serves Montana or Wyoming. AF also serves the Caribbean, Guam, Puerto Rico and South America, and both companies serve Canada and Mexico.

Benefiting Shareholders, Customers and Employees

"For American Freightways, joining forces with FedEx is a win-win situation for our shareholders, customers and employees," said Sheridan Garrison, Chairman and Founder of American Freightways. "Our shareholders would receive approximately a 61% premium to our most recent market price which we believe represents a significant value to them. Our customers win with the combination of AF and Viking, which will create a flexible, regional LTL network that provides next-day or second-day service within regions, with the option to move shipments seamlessly on a multi-regional basis. Our AF associates also win with greater long-term opportunities as part of the FedEx family."

Garrison will become the thirteenth member of the FedEx Corporation Board of Directors and will serve as Chairman Emeritus and Founder of American Freightways.

Tom Garrison will continue as President and CEO of American Freightways and will report to Douglas G. Duncan, who will become President and CEO of a new FedEx LTL freight group overseeing both AF and Viking operations. Also reporting to Duncan will be Tilton Gore, currently a Viking Senior Vice President, who will succeed Duncan as President and CEO of Viking Freight.

"This acquisition will expand the FedEx LTL freight presence much faster than growing Viking eastward, and each company can continue to leverage the regional strength of its brand name while operating as part of the global FedEx family," Duncan said. "Although there are no plans to merge these two profitable companies, we do plan to explore all opportunities for synergies."

For example, both companies previously relied on third-party transportation services to extend their coverage areas. "By joining forces, this new FedEx LTL freight group can sell a more complete package of multi-regional services and capture business that previously went to the competitors," Duncan added.

Expanding in the Fast-Growing LTL Market

Industry experts predict the regional LTL market will grow by nearly 10 percent per year from 2000 to 2004. LTL carriers deliver bulk freight shipments weighing over 150 pounds that can be moved entirely by truck and still meet day-definite delivery requirements.

American Freightways and Viking Freight will operate independently under their own brand names as part of the FedEx family, which includes approximately 200,000 employees and contractors at FedEx Express, FedEx Ground, FedEx Logistics, FedEx Custom Critical, and FedEx Trade Networks. AF is based in Harrison, Ark., with more than 17,000 associates in 40 states. Viking is based in San Jose, Calif., and employs about 5,400 in 11 western states.

FedEx Corp. and American Freightways stated that they were both comfortable with the First Call consensus earnings estimates for their current quarters.

A conference call for media and financial analysts will be held at 10:00 a.m.
(EST) on November 13, 2000, and will be webcast at www.fedex.com/us/investorrelations. A replay of the conference call webcast will be posted on the web site following the call and will remain available for approximately two weeks.

About the Transaction

Both boards of directors have approved the transaction, and the companies have signed a definitive agreement. The $1.2 billion purchase includes $950 million in a half-cash, half-stock transaction and the assumption of approximately $250 million in American Freightways debt.

FedEx will make a cash tender offer for up to 50.1% of the outstanding shares of American Freightways Corporation (AF) at a price of $28.13 per share. Following completion of the tender offer, AF will merge into a newly created subsidiary of FedEx Corporation, pursuant to which each AF common share will be converted into shares of FedEx Corporation common stock having a value of $28.13 per share.

The transaction is subject to the approval of AF shareholders and other customary conditions, including Hart-Scott-Rodino clearance. The Merger Agreement also includes customary provisions relating to the fiduciary duty of directors. AF shareholders who own in the aggregate 37% of the outstanding AF shares have agreed to vote their shares in favor of the merger. The companies expect the tender offer to be completed in mid-December and the merger to be completed in the first quarter of 2001. The companies expect the merger to be tax-free to AF shareholders who receive FedEx Corporation stock.

"We have arranged a $750 million line-of-credit facility with Chase Bank for the cash portion of the transaction and for refinancing American Freightways' debt, should we elect to do so," said Alan B. Graf Jr., Executive Vice President and CFO of FedEx Corp. "We anticipate that Moody's and S&P will reaffirm our current debt rating, which is Baa2 and BBB, respectively. We have sufficient shares of treasury stock to complete the second half of the transaction, which is an exchange of common shares of stock. As for our financial reporting, we plan to report separate results for the FedEx LTL freight group beginning with the release of fiscal third-quarter earnings."

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to management's views with respect to future events and financial performance and the proposed FedEx acquisition of AF. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic and competitive conditions in the markets where FedEx operates, matching capacity to volume levels and other uncertainties detailed from time to time in press releases and filings with the SEC by FedEx and its subsidiaries.

ALL AF STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF AF COMMON STOCK THAT WILL BE FILED BY FEDEX CORPORATION WITH THE SEC AND MAILED TO AF STOCKHOLDERS. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. AF stockholders will be able to obtain the tender offer statement, as well as other filings containing information about FedEx Corporation and AF, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by FedEx Corporation may be obtained for free from FedEx by directing a request to FedEx Corporation, 942 S. Shady Grove Road, Memphis, Tennessee 38120,
Attention: Investor Relations, telephone: (901) 818-7200.

ALL AF STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/ PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO AF STOCKHOLDERS. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION REGARDING

THE MERGER AND RELATED TRANSACTIONS. AF stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about FedEx Corporation and AF without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the proxy statement/prospectus and other documents filed with the SEC by AF may be obtained for free from American Freightways Corporation, 2200 Forward Drive, Harrison, Arkansas 72601,
Attention: Investor Relations, telephone: (870) 741-9000.

FedEx and AF and their officers and directors may be deemed to be participating in the solicitation of proxies from AF's stockholders with respect to the merger and related transactions. Information regarding the officers and directors of FedEx is included in the FedEx Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. Information regarding the officers and directors of AF is included the AF Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on March 11, 2000. These documents are available free of charge at the SEC's Internet site (http://www.sec.gov) or by contacting FedEx or AF at the addresses set forth above.

About FedEx Corp.

With annual revenues of $19 billion, FedEx Corp. is the premier global provider of transportation, logistics, e-commerce and supply chain management services. The company offers integrated business solutions through a network of subsidiaries operating independently, including FedEx Express, the world's largest express transportation company; FedEx Ground, North America's second largest provider of small-package ground delivery service; FedEx Logistics, an integrated logistics, technology and transportation-solutions company; FedEx Custom Critical, the world's largest provider of expedited, time-critical shipments; and FedEx Trade Networks, a provider of customs brokerage, consulting, information technology and trade facilitation solutions. More than
2.5 million customers are connected electronically through the FedEx information network and approximately two-thirds of its U.S. domestic transactions are now handled online.

About American Freightways Corporation

American Freightways Corporation is a scheduled, for-hire carrier of less-than-truckload shipments of general commodities, presently serving direct all points in 40 contiguous U.S. states. Through partnerships, AF also serves Alaska, Canada, Caribbean Islands, Central America, Hawaii, Mexico, Puerto Rico and South America. It employs 17,200 associates operating over 28,300 pieces of revenue equipment from a network of 265 customer centers and handles about 46,000 shipments per day. For more information, visit their web site at www.AF.com.

                                      ###
                                                                          Page 5

FedEx Corporation
--------------------------------------------------------------------------------

With annual revenues of $19 billion, FedEx Corp. is the premier global provider of transportation, logistics, e-commerce and supply chain management services. The company offers integrated business solutions through a network of subsidiaries that operate independently yet compete collectively.

Core Business

o Independently, each FedEx Corp. subsidiary focuses on what it does best - offering the best transportation and logistics services in its respective market.
o Collectively, FedEx Corp. provides the strategic direction for its independent operating companies to compete worldwide under the powerful FedEx brand.

Operating Companies

o    FedEx Express, the world's largest express transportation company
o    FedEx Ground, North America's second largest ground small-package carrier
o FedEx Logistics, a leading provider of integrated logistics and supply chain solutions
o FedEx Custom Critical, the world's largest surface-expedited, critical-shipment carrier
o FedEx Trade Networks, a provider of customs brokerage, consulting, information technology and trade facilitation solutions


Headquarters               Memphis, Tenn.
Principal Officers         Frederick W. Smith           Chairman, President and CEO
                           Robert B. Carter             Executive Vice President and CIO
                           Alan B. Graf Jr.             Executive Vice President and CFO
                           T. Michael Glenn             Executive Vice President, Market
                                                        Development and Corporate Communications
                           Kenneth R. Masterson         Executive Vice President, General Counsel
                                                        and Secretary
NYSE Listing               FDX
Service Area               210 countries
Workforce                  More than 200,000 employees and contractors worldwide
Volume                     About 4.8 million packages each business day
Air Fleet                  665
Ground Fleet               More than 64,500 vehicles
Web Site Address           fedex.com
Recent Awards              Computerworld, "100 Best Places to Work in IT"
                           InfoWorld names Rob Carter "Chief Technology Officer of the Year"

Contact                    Shirlee M. Clark                            Joan H. Lollar
                           (901)818-7463                               (901)818-7312
                           smclark@fedex.com                           jhlollar@fedex.com

FedEx Express
--------------------------------------------------------------------------------

Federal Express Corporation ("FedEx Express") is the world's largest express transportation company. Leveraging its unmatched air route authorities and extensive air/ground infrastructure, FedEx Express connects markets, within just 1 to 2 business days, that comprise 90% of the world's economic activity.

Core Business

o The FedEx global transportation network provides rapid, reliable, time-definite delivery of documents, packages and freight shipments worldwide.

o A state-of-the-art information technology network enables information-rich service offerings. More than 2.5 million customers are connected electronically with FedEx Express - through its Web site or its customer automation systems - and about two-thirds of U.S. domestic transactions are processed electronically every business day.

Headquarters               Worldwide:          Memphis, Tenn.
                           Asia:               Hong Kong, China
                           Europe:             Brussels, Belgium
                           Latin America:      Miami, Fla.
                           Canada:             Toronto, Ontario
Principal Officer          David J. Bronczek, President and CEO
Founded                    1971; first day of continuous operations on April 17, 1973
Service Area               210 countries
Workforce                  Approximately 146,000 employees worldwide
Volume                     More than 3.2 million shipments every business day
Air Fleet                  665 aircraft
Ground Fleet               More than 44,500 vehicles
Web Site Address           fedex.com
Customer Service           1-800-Go-FedEx(R), (800)463-3339
Recent Awards              Wal-Mart Stores, Inc., "Carrier of the Year" (1999, 2000)
                           Fortune, "100 Best Companies to Work for in America"
                           (1998, 1999, 2000) Fortune, "50 Best Companies for
                           Asians, Blacks and Hispanics" (1998, 1999) Working
                           Woman, "100 Best Companies for Working Mothers"
                           (1998)

Contact                    Greg Rossiter                               Jess W. Bunn
                           (901)395-4440                               (901)395-5642
                           gmrossiter@fedex.com                        jbunn@fedex.com

FedEx Ground
--------------------------------------------------------------------------------

FedEx Ground treats small-package shipping like the important business function it is. The result is a "win-win" situation for every customer: competitive pricing with value-added technology, such as bar code scanning, en route tracking, and automated package sorting.

Core Business

o North America's second-largest provider of ground small-package delivery services
o FedEx Home Delivery - the industry's first ground service dedicated to home delivery
     o    Money-back guarantee
     o    Extended delivery times (until 8 p.m. and on Saturdays)
     o Premium delivery services (appointment, day-certain and evening delivery)
     o    Available in 46 U.S. metropolitan markets; nationwide by 2002
o    Pioneer in applying advanced information technology to meet customer needs

Headquarters               Pittsburgh, Penn.
Principal Officer          Daniel J. Sullivan, President and CEO
Founded                    1985
Service Area               Service throughout North America, including the U.S., Canada, Puerto
                           Rico and Mexico
Volume                     About 1.5 million packages every business day
Workforce                  More than 35,000 employees and independent contractors
Ground Fleet               More than 9,000 vehicles
Web Site Address           fedex.com
Customer Service           1-800-Go-FedEx(R), (800)463-3339
Recent Awards              Wal-Mart Stores, Inc., "Carrier of the Year" (1999, 2000)
                           American Trucking Association, President's Trophy
                           for the best overall safety program (1996, 2000)
                           National Small Shipments Traffic Conference
                           (NASSTRAC) and Logistics Management and Distribution
                           Report magazine, "Parcel Delivery Carrier of the
                           Year" (1999)
                           American Trucking Association Safety Contest, first
                           place, "General Commodities Division, Miscellaneous
                           Fleets, Linehaul, Over 20 Million Miles" category
                           (1998, 1999)

Contact                    Betsy Momich
                           (412)747-4214
                           betsy.momich@fedex.com

FedEx Custom Critical
--------------------------------------------------------------------------------

When customers need it now, FedEx Custom Critical delivers - whether it's parts to keep a vital production line running, emergency generators to restore power after a storm, or a priceless piece of art that needs special handling.

Core Business

o    North America's largest time-specific critical-shipment carrier

o Nonstop, time-specific, door-to-door delivery (with a guarantee) of critical and special-handling shipments within the continental U.S., Canada and Europe

o Door-to-door surface and air-charter delivery solutions driven by sophisticated and proprietary shipment-control technology

o White Glove Services(R) division, created to meet the demands of fragile, hazardous, perishable, sensitive, irreplaceable or high-value freight

o CharterAir(R)division, offering an array of expedited air solutions to meet customers' critical delivery times

Headquarters               Akron, Ohio
Principal Officer          R. Bruce Simpson, President and CEO
Founded                    1947 (became expedited carrier in 1980)
Service Area               Service available anywhere within the contiguous United States and
                           Canada, and within Europe
Volume                     About 1,000 daily shipments
Workforce                  More than 2,800 employees and contractors
Air Fleet                  Access to virtually every on-demand aircraft in North America
Ground Fleet               More than 2,000 trucks
Web Site Address           customcritical.fedex.com
Customer Service           (800)762-3787
Recent Awards              Pfizer Corporation, "Quality Carrier of the Year" for transportation excellence for the fifth consecutive year (1998)
                           Goizueta Business School of Emory University, "Best Practices in
                           Customer Relationship Management" (1997)
                           Smithsonian Institution, included in the Permanent Research Collection on Information, Technology and Society (1996)

Contact                    Barbara Tschantz
                           (330)785-4873
                           barb.tschantz@fedex.com

FedEx Logistics
--------------------------------------------------------------------------------

FedEx Logistics Inc. ("FedEx Logistics") specializes in air and ground transportation, transportation management, integrated logistics, and consulting services that are in keeping with the hallmarks of the FedEx brand - global, time-definite and information-intensive.

Core Business

o Complete supply chain solutions targeted to customers in the aerospace, automotive, health care, high technology, industrial and consumer products industries
o    Time-certain airfreight service between Puerto Rico and the United States

Operating Companies

o FedEx Supply Chain Services, Inc. (marketed under the brand name and logo FedEx Logistics): Provider of global transportation management services, integrated logistics, consulting and other professional services
o Caribbean Transportation Services, Inc.: Leading provider of airfreight forwarding services between the United States and Puerto Rico

Headquarters               Memphis, Tenn.
Principal Officer          Joseph C. McCarty, President and CEO
Founded                    1998
Service Area               U.S., Canada, Europe and other worldwide locations
Volume                     13,000 daily shipments
Fleet                      7,660
Workforce                  About 4,000 employees
Web Site Address           logistics.fedex.com
Customer Service           (800)222-7657
Recent Awards              Institute of Transport Management, "European Logistics Company of the
                           Year" (1999)
                           Logistics Management & Distribution Report, "Quest for Quality Award"
                           in the category of third-party logistics (1999)
                           General Motors, "International Supplier of the Year Award" (model year
                           1998 and 1999)


Contact                    Charles B. Malone
                           (901)395-5256
                           cbmalone@fedex.com

FedEx Trade Networks
--------------------------------------------------------------------------------

FedEx Trade Networks Inc. helps customers of all sizes solve the intricacies of shipping goods globally.

Core Business

o Full-service customs brokerage, which includes: entry filing and release services; assessing customs duties and fees; and filing declarations for items shipped
o Trade consulting and information technology, including fully integrated regulatory compliance for imports and exports, document preparation and archiving
o E-clearance solutions, making it possible to clear shipments more quickly through customs by using advanced e-commerce programs
o    Transportation and logistics services

Operating Companies

o Tower Group International: Provides international trade services, specializing in customs brokerage, international freight forwarding, transportation, warehousing and national distribution, duty drawback, trade consulting, cargo coverage, and public and private seminars
o    Worldtariff, Limited: Premier source of customs duty and tax information

Headquarters               Memphis, Tenn.
Principal Officer          G. Edmond Clark, President and CEO
Founded                    February 2000
Service Area               Worldwide
Workforce                  About 1,600 employees
Customer Service           1-800-Go-FedEx(R), (800)463-3339

Contact                    Cornell Christion
                           (901)395-5038
                           mcchristion@fedex.com

Viking Freight and American Freightways
--------------------------------------------------------------------------------

Viking Freight, Inc. and American Freightways Corporation offer high-quality, day-definite regional and inter-regional LTL services.

Core Business

o Viking Freight: The leading less-than-truckload carrier operating principally in the western United States. Viking offers premium next-day and second-day on-time, regional freight service and direct ocean service.
o American Freightways: The fourth largest LTL carrier in the United States based on revenue and the third largest based on tonnage. American Freightways offers premium multi-regional service, as well as offshore and international service.

                             Viking Freight                              American Freightways

Headquarters                 San Jose, Calif.                            Harrison, Ark.

Founded                      1966                                        1982

Service Area                 11 western states including Alaska and      40 state all-points direct coverage, plus
                             and Hawaii  Transborder shipping to         plus Canada, Mexico, Puerto Rico, Alaska,
                             Canada and Mexico                           Hawaii and Guam, Central and South America
                                                                         and the Caribbean

Work Force                   About 5,400                                 About 17,000

Daily Volume                 13,000 shipments                            46,000 shipments

Fleet                        10,000+                                     24,000+

Customer Service             1-800-VIKING (1-800-845-4647)               1-800-8-SHIP AF

Web Site                     vikingfreight.com                           af.com

Recent Awards                o   NASSTRAC LTL Regional Carrier of        o  NASSTRAC Multi Regional Carrier
                                 the Year (fifth time)                      of the Year

                             o   Carrier of the Year from                o  Quest for Quality Award from
                                 Phillips-Van Heusen Corp.                  Logistics Management & Distribution Report

                             o   Supplier Quality Alliance Gold          o  Michelin LTL Interregional
                                 Medal from PacBell Directory               Carrier of the Year


FedEx Corporation (logo)

New Freight Powerhouse

FedEx Corporation, the parent company of Viking Freight, plans to acquire American Freightways to expand its reliable, next-day regional freight service. Both less-than-truckload carriers will operate independently under their own brand names as part of the FedEx family, which includes FedEx Express, FedEx Ground, FedEx Logistics,
FedEx Custom Critical, and FedEx Trade Networks.




                            MAP OF THE UNITED STATES
                            ------------------------


[white]  Area Not Served                      [grey]  Both Companies

[grey]   Viking Freight                       [grey]  American Freightways

(Montana and Wyoming are white)
(all other states are grey)



VIKING FREIGHT (logo)              AF AMERICAN
                                      FREIGHTWAYS. (logo)

FedEx Corporation (logo)

New Freight Powerhouse

FedEx Corporation, the parent company of Viking Freight, plans to acquire American Freightways to expand its reliable, next-day regional freight service. Both less-than-truckload carriers will operate independently under their own brand names as part of the FedEx family, which includes FedEx Express, FedEx Ground, FedEx Logistics,
FedEx Custom Critical, and FedEx Trade Networks.






                            MAP OF THE UNITED STATES
                            ------------------------




[white]  Area Not Served                      [grey]  Both Companies

[blue]  Viking Freight                        [red]   American Freightways

(Montana and Wyoming are white)

(Alaska, Arizona, Colorado, Hawaii and New Mexico are grey)

(California, Idaho, Nevada, Oregan, Utah and Washington are blue)

(all other states are red)



VIKING FREIGHT (logo)              AF AMERICAN
                                      FREIGHTWAYS. (logo)